.. FORM 6-K

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2009

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated March 18, 2009

Document 2 Material Change Report dated March 18, 2009

　Document 1

AMADOR GOLD CORP.
#711-675 West Hastings Street
Vancouver, B.C. Canada V6B 1N2
Telephone: 604-685-2222
Fax: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: March 18, 2009 TSX-V:AGX

Correction

Amador Gold Corp. (TSX-V:AGX) confirms that further to a private placement announced on March 2, 2009, the 2-year warrant is priced at $0.06 in the first year and $0.10 in the second year.

The Company also announces the appointment of Diana Mark as Assistant Corporate Secretary.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

　Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – March 18, 2009.

Item 3. News Release – News Release issued March 18, 2009, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) confirms that further to a private placement announced on March 2, 2009, the 2-year warrant is priced at $0.06 in the first year and $0.10 in the second year.

Item 5. Full Description of Material Change –

Amador Gold Corp. (TSX-V:AGX) confirms that further to a private placement announced on March 2, 2009, the 2-year warrant is priced at $0.06 in the first year and $0.10 in the second year.

The Company also announces the appointment of Diana Mark as Assistant Corporate Secretary.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 18th day of March 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: March 25, 2009 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary